TABLE OF CONTENTS

13D
SCHEDULE 13D
Item 5. Interest in Securities of the Issuer.
SIGNATURES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 17)

RF Micro Devices, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

749941 10 0

(CUSIP Number)

William B. Lawrence
TRW Inc.
1900 Richmond Road, 3E
Cleveland, Ohio 44124
(216) 291-7230

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2001

(Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

(Continued on following pages)

(Page 1 of 10 Pages)

13D

CUSIP No. 749941 10 0	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TRW Inc. (“TRW”), I.D. #34-0575430

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)___

(b)___

3	SEC USE ONLY

4	SURCE OF FUNDS WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	___

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

NUMBER OF	7	SOLE VOTING POWER	18,946,896
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER	14,946,896
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER	4,000,000	(a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,946,896

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES___

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5 percent

14	TYPE OF REPORTING PERSON

CO

(a)	These shares are the subject of a series of agreements between TRW Inc. and Goldman, Sachs & Co. pursuant to which TRW has pledged 4,000,000 shares (as adjusted for a two-for-one stock split effected by RF Micro Devices on August 25, 2000) as collateral to secure its obligations under the agreements. The agreements are described at Item 6 of Amendment No. 13 to Schedule 13D.

SCHEDULE 13D

This Amendment No. 17 on Schedule 13D amends the beneficial ownership statement initially filed on February 12, 1998 on Schedule 13G, as amended by Amendment No. 1 on Schedule 13D filed on June 29, 1998, Amendment No. 2 on Schedule 13D filed on September 18, 1998, Amendment No. 3 on Schedule 13D filed on February 3, 1999, Amendment No. 4 on Schedule 13D filed on April 29, 1999, Amendment No. 5 on Schedule 13D filed on June 1, 1999, Amendment No. 6 on Schedule 13D filed on June 9, 1999, Amendment No. 7 on Schedule 13D filed on October 5, 1999, Amendment No. 8 on Schedule 13D filed on October 12, 1999, Amendment No. 9 on Schedule 13D filed on November 18, 1999, Amendment No. 10 on Schedule 13D filed on December 7, 1999, Amendment No. 11 on Schedule 13D filed on January 4, 2000, Amendment No. 12 on Schedule 13D filed on January 25, 2000, Amendment No. 13 on Schedule 13D filed on February 15, 2000, Amendment No. 14 on Schedule 13D filed on January 9, 2001, Amendment No. 15 on Schedule 13D filed on February 14, 2001 and Amendment No. 16 on Schedule 13D filed on August 2, 2001 (collectively, the “Schedule 13D”), pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by TRW Inc., an Ohio corporation (“TRW”). This statement is being filed to reflect TRW’s sale, in the aggregate, of 1,905,000 shares of common stock, no par value (“Common Stock”), of RF Micro Devices, Inc. (“RFMD”), executed in multiple trades between August 2, 2001 and August 14, 2001, in accordance with Rule 144 under the Securities Act of 1933, as amended. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D. Except as modified herein, there have been no other changes in the information previously reported in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are amended by deleting them in their entirety and replacing them with the following:

      (a) TRW beneficially owns 18,946,896 shares of Common Stock. The number of shares of Common Stock beneficially owned by TRW represents 11.5 percent of the 164,881,073 shares of Common Stock outstanding as of August 7, 2001. The Directors and executive officers of TRW disclaim beneficial ownership of these shares.

      (b) TRW has sole voting power with respect to 18,946,896 shares. TRW has sole dispositive power with respect to 14,946,896 shares. The remaining 4,000,000 shares beneficially owned by TRW have been pledged as collateral to secure TRW’s obligations under a series of agreements between TRW and Goldman, Sachs & Co. (“GS&Co.”). See Item 6 of Amendment No. 13 to this Schedule 13D for a description of these agreements.

      (c) On August 2, 2001, TRW sold 550,000 shares of Common Stock of RFMD in fifty different trades as follows:

Number of Shares	Price per Share

25,000	$32.05

5,000	$32.20

5,000	$32.15

5,000	$32.10

10,000	$32.10

10,000	$31.80

(Page 3 of 10 Pages)

10,000	$31.70

10,000	$31.60

10,000	$31.55

10,000	$31.50

10,000	$31.45

10,000	$31.45

10,000	$31.40

10,000	$31.35

10,000	$31.35

10,000	$31.35

10,000	$31.40

10,000	$31.45

10,000	$31.45

10,000	$31.44

10,000	$31.43

10,000	$31.40

10,000	$31.33

10,000	$31.31

10,000	$31.25

10,000	$30.63

10,000	$30.63

10,000	$30.60

10,000	$30.55

10,000	$30.51

10,000	$30.80

10,000	$30.80

10,000	$30.80

10,000	$30.85

10,000	$30.77

10,000	$30.73

10,000	$30.63

10,000	$30.50

10,000	$30.50

25,000	$30.60

10,000	$30.60

10,000	$30.65

5,000	$30.70

10,000	$30.75

10,000	$30.80

10,000	$30.85

10,000	$30.90

10,000	$30.95

50,000	$31.50

10,000	$30.85

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

(Page 4 of 10 Pages)

      On August 3, 2001, TRW sold 375,000 shares of Common Stock in thirty-six different trades as follows:

Number of Shares	Price per Share

10,000	$30.50

10,000	$30.10

10,000	$30.10

10,000	$30.15

10,000	$30.00

10,000	$30.00

10,000	$30.00

10,000	$30.05

10,000	$30.06

10,000	$30.10

10,000	$30.25

10,000	$30.25

10,000	$30.30

10,000	$30.30

10,000	$30.35

10,000	$30.50

10,000	$30.50

10,000	$30.55

10,000	$30.50

10,000	$30.50

20,000	$30.00

10,000	$29.85

10,000	$29.85

10,000	$29.85

10,000	$30.00

10,000	$30.00

10,000	$30.05

10,000	$30.05

10,000	$30.03

10,000	$30.00

10,000	$30.00

10,000	$30.00

10,000	$30.00

10,000	$30.00

15,000	$30.00

10,000	$30.00

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

(Page 5 of 10 Pages)

      On August 6, 2001, TRW sold 200,000 shares of Common Stock in twenty-one different trades as follows:

Number of Shares	Price per Share

10,000	$29.60

7,500	$29.65

7,500	$29.67

10,000	$29.75

5,000	$29.75

5,000	$29.80

5,000	$29.85

12,500	$29.95

12,500	$29.95

10,000	$30.00

15,000	$30.00

10,000	$30.10

10,000	$30.10

10,000	$30.15

10,000	$30.02

10,000	$30.00

10,000	$30.00

10,000	$30.00

5,000	$30.00

10,000	$30.00

15,000	$30.00

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

      On August 7, 2001, TRW sold 125,000 shares of Common Stock in ten different trades as follows:

Number of Shares	Price per Share

12,500	$29.60

12,500	$29.70

10,000	$30.00

10,000	$30.00

10,000	$30.00

10,000	$30.00

10,000	$30.00

10,000	$29.90

15,000	$29.90

25,000	$29.90

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

(Page 6 of 10 Pages)

      On August 9, 2001, TRW sold 125,000 shares of Common Stock in sixteen different trades as follows:

Number of Shares	Price per Share

15,000	$27.50

10,000	$27.25

10,000	$27.25

5,000	$27.30

10,000	$27.50

10,000	$27.70

5,000	$27.75

5,000	$27.80

5,000	$27.90

10,000	$28.00

15,000	$28.00

5,000	$28.30

5,000	$28.35

5,000	$28.30

5,000	$28.30

5,000	$28.30

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

      On August 10, 2001, TRW sold 125,000 shares of Common Stock in thirteen different trades as follows:

Number of Shares	Price per Share

15,000	$28.00

5,000	$28.05

5,000	$28.10

10,000	$27.15

10,000	$27.00

5,000	$26.85

15,000	$27.50

10,000	$27.40

15,000	$27.50

5,000	$27.55

5,000	$27.60

10,000	$27.75

15,000	$27.75

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

(Page 7 of 10 Pages)

      On August 13, 2001, TRW sold 150,000 shares of Common Stock in twenty-five different trades as follows:

Number of Shares	Price per Share

5,000	$28.25

10,000	$28.25

10,000	$28.25

5,000	$28.20

10,000	$28.20

10,000	$28.20

5,000	$28.70

5,000	$28.65

5,000	$28.67

5,000	$28.72

5,000	$28.77

5,000	$28.70

5,000	$28.75

5,000	$28.65

5,000	$28.65

5,000	$28.70

10,000	$28.80

5,000	$28.80

5,000	$28.80

5,000	$28.84

5,000	$29.00

5,000	$29.00

5,000	$29.00

5,000	$29.02

5,000	$29.03

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

(Page 8 of 10 Pages)

      On August 14, 2001, TRW sold 255,000 shares of Common Stock in twenty-eight different trades as follows:

Number of Shares	Price per Share

10,000	$29.25

10,000	$29.20

10,000	$29.30

10,000	$29.20

10,000	$29.10

5,000	$29.00

10,000	$29.00

15,000	$29.00

10,000	$29.05

10,000	$29.05

5,000	$29.00

5,000	$28.60

10,000	$28.60

10,000	$28.60

10,000	$28.65

10,000	$28.65

10,000	$28.90

7,500	$28.90

7,500	$28.95

10,000	$28.90

10,000	$28.90

5,000	$28.90

10,000	$28.90

7,500	$28.95

7,500	$29.00

10,000	$29.00

10,000	$29.00

10,000	$29.00

      The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

(Page 9 of 10 Pages)

      All of these shares were sold in accordance with Rule 144 under the Securities Act of 1933, as amended. Except for the foregoing, and the transactions previously reported by TRW pursuant to its Amendment No. 16 to Schedule 13D, filed with the Commission on August 2, 2001, no transactions have been effected in the Common Stock of RFMD by TRW or, to the best knowledge of TRW, by its directors and executive officers within the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2001

TRW INC.

By:	/s/ Kathleen A. Weigand

Kathleen A. Weigand
Vice President, Assistant General Counsel and Assistant Secretary

(Page 10 of 10 Pages)